November 12, 2009

VIA EDGAR

Tom Jones, Esq.
Securities and Exchange Commission
100 F Street N. E.
Washington, D.C.20549
U.S.A.

US SolarTech, Inc.
Registration Statement on Form S-1 (Registration No.  333-157805)

Dear Mr. Jones,

Pursuant to Rule 461 of the Securities Act of 1933, as amended, US SolarTech, Inc, (the “Company”) hereby requests that the effectiveness of the above-captioned Registration be accelerated to no later than 5:00 p.m., Daylight Savings Time, on November 12, 2009 or as soon thereafter as practicable.

We acknowledge that: (i) should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, we do not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company represents to the Commission that the Company’s financial statements for the fiscal quarter ended September 30, 2009 are not yet available.  The Company further represents to the Commission that there have been no material adverse changes in the Company’s financial condition and/or results of operations for the fiscal quarter ended September 30, 2009.

Upon grant of our request to accelerate effectiveness, we would appreciate the Commission’s transmission to our counsel, Daniel Baron, Esq. c/o Outside Counsel Solutions, Inc. via telecopy at (646) 328-1162, and to our Chief Financial Officer, Mr. Steven Phillips at (914) 686-4192, confirmation of the time and date at which the Registration Statement became effective.

Very truly yours, US SOLARTECH, INC
/s/Mohd Aslami
Mohd Aslami
President, Chief Executive Officer and Chief Technology Officer